Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED APRIL 5, 2021

TO THE PROSPECTUS DATED AUGUST 10, 2020

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated August 10, 2020, Supplement No. 1, dated August 17, 2020, Supplement No. 2, dated September 15, 2020, Supplement No. 3, dated October 15, 2020, Supplement No. 4, dated November 17, 2020, Supplement No. 5, dated December 17, 2020, Supplement No. 6, dated January 19, 2021, Supplement No. 7, dated February 16, 2021, Supplement No. 8, dated March 5, 2021, Supplement No. 9, dated March 15, 2021 and Supplement No. 10, dated March 30, 2021. Defined terms used in this Supplement No. 11 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement is to disclose our recent investment.

8100 Gibbs Way, Landover, MD – Multifamily

On March 26, 2021, we, through a joint venture, or the Company JV, between us and affiliates of our sponsor, CFI, acquired 25% of the interests, which we refer to as the Company Interests, in a Delaware Statutory Trust, CF Summerfield Multifamily DST, or Summerfield DST, which owns a multifamily residential property located in Landover, MD. We refer to the property acquired by Summerfield DST as the Summerfield Property.  The acquisition of the Company Interests and the related transactions were unanimously approved by our board of directors, including our independent directors.  The remaining 75% of the interests in the Summerfield DST, which we refer to as Option Interests, are owned by affiliates of CFI and are expected to be sold to third-party investors through a private placement transaction, the dealer manager of which will be the dealer manager of this offering.

The Summerfield Property was acquired by the Summerfield DST at a contract purchase price of $115,500,000, exclusive of closing costs.  The seller of the Summerfield Property was a third party that is not affiliated with us. The Summerfield DST acquired the Summerfield Property with proceeds from a loan and equity contributions from the Summerfield DST owners, including the Company JV. The Summerfield DST’s trust manager is a wholly-owned subsidiary of our operating partnership and its master tenant is a joint venture between a wholly-owned subsidiary of our operating partnership (90%) and affiliates of Hamilton Zanze (10%). The master tenant of the Summerfield DST has engaged affiliates of Hamilton Zanze to act as property manager of the Summerfield Property pursuant to a property management agreement.

The Company JV is owned 76.9% by our operating partnership and 23.1% by affiliates of CFI. We intend to, but are not obligated, to purchase 100% of the membership interests in the Company JV from affiliates of CFI. We funded our pro-rata portion of the purchase price paid by the Company JV with cash from this offering.

Our operating partnership is expected to have the option to acquire the Option Interests on terms to be negotiated between us and the current owners of the Summerfield DST. The Summerfield Property is a multifamily property constructed in 2008 and 2012, consists of 452,876 net rentable square feet across nine buildings and is situated on an approximately 12.76-acre site. The Summerfield Property features 32 different floor plans and is comprised of 478 one-, two-, and three-bedroom apartment homes.  The apartments units average 947 square feet with an average monthly rent of $1,674 as of March 4, 2021. Apartment amenities at the Summerfield Property include black or stainless-steel appliances, wood cabinetry, faux-granite laminate or granite countertops, vinyl hardwood and ceramic tile flooring, kitchen island, ceramic tile tub surround, individual washer and dryer, private patio or balcony, nine-foot ceilings, crown molding, two-inch window blinds, walk-in closets and linen closets. As of March 4, 2021, the Summerfield Property was 92.1% occupied. The Summerfield Property was financed with a $76,575,000 loan provided by Arbor Private Label, LLC. The loan has a term of ten years, is interest only for the entire term and has a coupon of 3.65%.